March 8, 2019

David Grzebinski
President and Chief Executive Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston TX 77007

       Re: Kirby Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-07615

Dear Mr. Grzebinski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure